Exhibit 2

STRICTLY PRIVATE AND CONFIDENTIAL

TERM SHEET FOR PURCHASE OF COMMON SHARES, OPTIONS AND
INTELLECTUAL PROPERTY RIGHTS

August 18, 2017

 Except as expressly provided in the Binding Provisions of this term sheet (“Term Sheet”), no legally binding obligations or liabilities will be created until definitive agreements are executed and delivered by the Parties.

Parties:
General Atomics Uranium Resources, LLC, a Delaware limited liablity company (or one or more affiliates, the “Investor”); and

Rare Element Resources Ltd., a British Columbia corporation (the “Company” and together with Investor, the “Parties”).

Transactions:
The following, together with the transaction described in the Section entitled “Preliminary Payment” below, are collectively referred to as the “Proposed Transactions”:

(a)   Investor and the Company would enter into an agreement (the “Investment Agreement”) pursuant to which Investor would acquire 26,650,000 common shares to be issued by the Company (the “Common Shares”), free and clear of any liens or encumbrance, which as of the date hereof would constitute approximately 33.5% of the fully-diluted Common Shares of the Company’s capital stock issued and outstanding (such Shares, the “Acquired Shares”).

(b)   The Company would also grant to Investor an option (the “Option”) to purchase an additional 24,175,000 Common Shares (the “Option Shares”), free and clear of any liens or encumbrance, which, together with the Acquired Shares, would constitute approximately 49% of the fully-diluted Common Shares of the Company’s capital stock issued and outstanding.  The Option will include appropriate anti-dilution protections so that the Option Shares and Acquired Shares will together constitute approximately 49% of the fully-diluted Common Shares of the Company’s capital stock issued and outstanding at the time the Option is exercised (assuming that the Acquired Shares have not been sold or transferred by Investor).

(c)   Investor and the Company would enter into an Intellectual Property Rights Agreement (the “IP Rights Agreement”) to grant Investor rights to the Company’s intellectual property (whether at common law, statutory or otherwise) relating to rare earth processing and separation (the “IP Rights”), as defined in and on the terms and conditions of the IP Rights Agreement set forth below.

Investor and the Company agree that the form of the Transactions may be altered with their mutual agreement so as to ensure that such Transactions do not raise adverse tax issues to both the Company and Investor.

STRICTLY PRIVATE AND CONFIDENTIAL
Acquired Shares Closing and Purchase Price:
The Investment Agreement shall provide that Investor shall pay $4,752,000 (the “Acquired Shares Price”), less any Preliminary Payment, as defined herein, at the closing (the “Acquired Shares Closing”) for the Acquired Shares.  Payment for the Acquired Shares shall be made in cash by wire transfer of immediately available funds to an account designated in writing by the Company.

Terms of Options:
(a)   The Option shall be exercisable until the fourth anniversary of the Acquired Shares Closing (“Option Period”), for the Option Shares, which, together with the Acquired Shares, would constitute approximately 49% of the outstanding Common Shares of the Company’s capital stock on a fully-diluted basis.  The Option will include appropriate anti-dilution protections so that the Option Shares and Acquired Shares will together constitute approximately 49% of the outstanding Common Shares of the Company’s capital stock on a fully-diluted basis at the time the Option is exercised (assuming that the Acquired Shares have not been sold or transferred by Investor).  The total exercise price of the Option Shares shall be $5,040,000, and payment therefor shall be made in cash by wire transfer of immediately available funds to an account designated in writing by the Company upon the closing for the Option Shares (the “Option Shares Closing”).

(b)   The Option may only be exercised one time and in full during the applicable Option Period.

Preliminary Payment:
Within three business days of the execution of this Term Sheet, Investor shall pay, in cash by wire transfer of immediately available funds to an account designated in writing by the Company, $500,000 (the “Preliminary Payment”).

a.     Upon execution of the Investment Agreeement, the amount of the Preliminary Payment shall be credited toward the payment due to the Company from the Investor for the Acquired Shares at the Acquired Shares Closing.

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b.    In the event an Investment Agreement is not executed between the Company and the Investor, the Company shall, within five business days of the termination of the Exclusivity Period, as defined herein, or upon written notice from the Investor that it does not wish to enter into an Investment Agreement, whichever occurs first, issue 3,125,000 Common Shares (the “Preliminary Shares”) to the Investor.

c.     If Preliminary Shares are issued to the Investor, the Parties agree to negotiate in good faith a registration rights agreement with respect to such Preliminary Shares.

The Company represents and warrants to the Investor that the Preliminary Shares, if and when issued and delivered to the Investor, will be duly authorized, validly issued, fully paid and nonassessable and the issuance of the Preliminary Shares will not be subject to any preemptive or similar rights.

Exclusivity:
Upon execution of this Term Sheet, and until the earlier of the Acquired Shares Closing or 90 days after the execution of this Term Sheet (the “Exclusivity Period”), the Company will not (and it will cause representatives and affiliates not to), directly or indirectly, (i) submit, solicit, initiate, encourage or discuss any proposal or offer from any person or entity or enter into any agreement, arrangement or understanding or accept any offer relating to or consummate any (A) reorganization, liquidation, dissolution or recapitalization of the Company, (B) merger, consolidation or acquisition involving the Company, (C) sale of any assets of the Company outside the ordinary course of business or any sale of capital stock or other equity interests in the Company or (D) similar transaction or business combination involving the Company or its business or material assets or (ii) furnish any information with respect to or facilitate in any other manner any effort or attempt by any person or entity (other than the Investor) to do any of the foregoing.

Investment Agreement Conditions Precedent:
The Acquired Shares Closing will be subject to customary conditions including, without limitation, the following:

(a)   the absence of any judgment, injunction, order or decree which restrains or enjoins or otherwise prohibits the Acquired Shares Closing;

(b)   receipt of all necessary approvals and consents required of third parties and any regulatory or governmental authorities on terms and conditions satisfactory to the Parties acting reasonably;

STRICTLY PRIVATE AND CONFIDENTIAL

(c)   approval of the Company’s shareholders, if required by applicable law or at the reasonable discretion of the board of directors of the Company (the “Board”);

(d)   approval by the Board of the Investment Agreement and the transactions contemplated thereby;

(e)   executed indemnification agreement(s), in a form reasonably acceptable to Investor, for each of the Investors’ representatives designated to the Board pursuant to the terms of the Investment Agreement.; and

(f)    compliance in all material respects by each Party with its covenants and material accuracy of representations and warranties provided for in the Investment Agreement.

The Acquired Shares Closing will not be subject to any conditions relating to financing arrangements for Investor.

Investment Agreement Generally; Hold Period:
The Parties shall enter into the Investment Agreement, which shall include the terms summarized in this Term Sheet and such other representations, warranties, conditions, covenants, indemnities and other terms that are customary for transactions of this kind and are not inconsistent with this Term Sheet.  The Investment Agreement would also contain an agreement by Investor that it will not sell any Acquired Shares or Options Shares in the United States or in Canada for the respective statutory hold period applicable to such shares in each such jurisdiction.

Investment Agreement Governance and Nomination Provisions; Preemptive Rights; Registration Rights:
The Investment Agreement shall contain the following key terms which will apply following the Acquired Shares Closing and as long as Investor owns at least approximately 33% of the outstanding capital stock of the Company on a fully-diluted basis:

(a)   Governance.  Investor shall have the right to designate two directors for appointment or election to the Board (any Investor appointee, an “Investor Director Designee”), where the Board is comprised of six or seven directors following such appointment (or the same or any higher percentage of appointees to the Board where the Board is comprised of more than seven directors).  If the Option is exercised, then Investor shall have the right to designate one additional director for appointment or election to the Board, resulting in three total Investor Director Designees of a seven-member Board (or the same or any higher percentage of appointees to the Board where the Board is comprised of more than seven directors).  Following the Acquired Shares Closing, the Company will take such action as is necessary to appoint the Investor’s designees to fill any Board vacancies with the applicable number of Investor Director Designees and to nominate and support for election in the same manner as all other nominees proposed by the Company (including causing such designees’ names to be included in the slate of nominees proposed by the Company to its shareholders for election as directors and soliciting proxies in favour of the election of such designees in the event that the Company intends to solicit any such proxies in connection with an annual or special shareholders meeting where directors are elected), and the Company shall recommend a “for” vote to its shareholders in respect of such Investor Director Designees at each annual and special meeting where directors are elected.  Similarly, Investor will support the nominees of the Company and vote “for” the Company’s director nominees in connection with the 2017 and 2018 annual shareholders meeting.

STRICTLY PRIVATE AND CONFIDENTIAL

(b)   Approval of Certain Actions.  Absent a waiver approved by the Board with the concurrence of the Investor Director Nominees, the approval of the shareholders shall be required in order for the Company to take the following major actions:

1.     authorizing the issuance of additional shares of capital stock, however, if Investor does not exercise the Option within the Option Period, the concurrance of the Investor Director Nominees is not required for issuance of additional shares of capital stock so long as the Board, by majority vote, so approves;

2.     incurring any material indebtedness or making any loan;

3.     entering into any material transaction involving the acquisition of any assets and/or equity interests or the sale, lease, license or other disposition of any portion of the Company’s    assets; and

4.     authorizing any dividend or distribution.  For the purposes of the foregoing, “material” means assets or equity interests involving an aggregate amount in one transaction or a series of   related transactions in any fiscal year having a value equal to US$1,000,000.

(c)    Information Rights.  Following the Acquired Shares Closing, Investor Director Designee(s) shall be entitled to receive all financial reports, government agency notices, operational updates, and other information that the other directors receive in connection with their service on the Board.

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(d)   Preemptive Rights.  For as long as Investor holds 20% of the issued and outstanding capital stock of the Company, the Investor shall have the right to purchase its pro rata share (being the proportion of Common Shares held by Investor on a non-diluted basis) of the issuance of any Common Shares or securities convertible into Common Shares that are issued in connection with any financing (except in connection with the exercise or conversion of securities outstanding on the date of the Acquired Shares Closing or as part of the stock option plan or any other share compensation arrangement of the Company).

(e)   Registration Rights.  Investor shall have customary piggyback registration rights.

Tax Matters:
The Parties shall agree to (i) on or prior to the date of the Acquired Shares Closing, an allocation of the Acquired Shares Price among the Acquired Shares, the Option and the IP Rights Agreement and (ii) an allocation of any other payment as required by applicable law.

The Company agrees to advise Investor whether or not the Company or any of its subsidiaries is a “controlled foreign corporation” (a “CFC”) within the meaning of Section 957 of Internal Revenue Code of 1986, as amended (the “Code”), or a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”), in each case for the most recently ended taxable year of the Company, (a) on or prior to the date of the Acquired Shares Closing, (b) promptly upon request by Investor, and (c) within 90 days following the end of each such taxable year.  In addition, the Company agrees to provide Investor in a timely fashion with any information (including access to the Company personnel and advisors) reasonably requested by Investor in order to make required reports, determinations and filings with applicable taxing authorities related to its investment in the Company, including, without limitation, (x) U.S. Internal Revenue Service filings relating to the Company’s status as a CFC or PFIC, (y) determinations as to the Company’s status as a CFC or PFIC, and (z) determinations of Investor’s pro rata portion of the Company’s Subpart F Income (for purposes of the Code) or Investor’s pro rata share of the Company’s earnings and profits pursuant to section 1293 of the Code.  At the request of Investor, the Company shall take any required or appropriate action to enable Investor to make a timely and valid qualified electing fund (“QEF”) election, pursuant to Section 1295 of the Code, with respect to the Company if the Company is (or is later determined to be) a PFIC.

STRICTLY PRIVATE AND CONFIDENTIAL
IP Rights Agreement:
The Parties shall enter into an IP Rights Agreement to grant Investor the IP Rights, subject to the terms and conditions of the IP Rights Agreement set forth below.

Pursuant to and subject to the terms and conditions of the IP Rights Agreement, Investor shall be entitled to the following:

(a)   use of the IP Rights on a royalty-free (subject to (d) below), unlimited basis for any and all purposes and applications for a perpetual term;

(b)   rights to information regarding improvements, testing and results as long as an Investor Director Designee is on the Board;

(c)    the right to enhance or progress the intellectual property of the Company for rare earth and other applications; and

(d)   the license granted to Investor shall be deemed fully paid-up unless the Investor fails to exercise the Option.

Pursuant to and subject to the terms and conditions of the IP Rights Agreement, the Company shall be entitled on a royalty-free, unlimited and perpetual basis to the right to use all improvements to the intellectual property of the Company relating to rare earth processing and separation made or acquired by Investor.  Such rights to improvements to the Company’s intellectual property shall be solely for use by the Company and shall not be transferred to any third party.  The Investor shall own all right, title and interest to any improvements made by or for Investor (subject to the license rights granted to the Company).

During the Option Period, the Investor IP Rights Agreement will be on a non-exclusive basis and will not provide for a separate licensing fee from Investor to the Company; provided, however, that the Company may not grant any rights to third parties that extend beyond the Option Period.  However:

(a)    if the Option is not exercised prior to its expiration, then any extension of the IP Rights Agreement beyond the Option Period shall become subject to an annual licensing fee from Investor to the Company, which amount shall be set at a commercially reasonable fee as determined by an independent expert, or

(b)   if the Option is exercised, the Investor IP Rights Agreement will be on an exclusive basis (as to third parties) for a perpetual term, shall not be subject to a licensing fee and the license in favor of the Investor pursuant to the Investor IP Rights Agreement shall be deemed fully paid-up.

STRICTLY PRIVATE AND CONFIDENTIAL
Short Sales; Standstill:
Investor agrees that for the period ending on the earlier of (a) one year following the date of a binding letter of intent or term sheet and (b) the Acquired Shares Closing without the prior written consent of the Company, neither Investor nor any of Investor’s affiliates will, directly or indirectly, alone or in concert with others (i) engage in any short selling of the securities of the Company or (ii) purchase, offer or agree to purchase or sell, or announce an intention to purchase or sell any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries or rights or options to acquire the same, other than the Option, or seek or propose to influence or control the Company’s management, Board, policies or affairs.

Due Diligence:
The consummation of an Investment Agreement is subject to customary closing conditions, including the completion of full due diligence which will include review of financial, compliance, legal, operational and intellectual property matters relating to the Company, as well as any other matters deemed appropriate by the Investor.

Transaction Timing:
As soon as reasonably practicable after the execution of this term sheet, the Parties shall commence to negotiate the Investment Agreement, the IP Rights Agreement and all related ancillary agreements (collectively, the “Definitive Agreements”).

The Parties agree in good faith to do all things reasonably possible to finalize and execute the Definitive Agreements by 5:00 p.m. Mountain Time on August 31, 2017 (or such longer period as the Parties agree is necessary to negotiate and finalize the Definitive Agreements).  The Parties agree to set a date for the Acquired Shares Closing as soon as practicable following execution of the Definitive Agreements.

Governing Law; Waiver of Jury Trial:
This term sheet shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS LETTER OR THE DEFINITIVE AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS TERM SHEET, THE DEFINITIVE AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

STRICTLY PRIVATE AND CONFIDENTIAL
Expenses:	Each of the Parties will pay its own costs and expenses incurred in connection with the Proposed Transactions (including the fees and expenses of any of its advisors).

No Binding Agreement:
This Term Sheet does not reflect any form of legally binding commitment or obligation on the part of either Party or its affiliates, except with regard to the sections titled “Preliminary Payment”, “Exclusivity”, “Tax Matters”, “Governing Law; Waiver of Jury Trial”, “Expenses”, “Company Authorization of Term Sheet and Enforceability of Binding Provisions” and “No Binding Agreement” (collectively, the “Binding Provisions”).  No contract or agreement providing for any transaction involving any capital stock or otherwise with respect to the assets of the Company or the Proposed Transactions, joint venture, partnership or fiduciary relationship shall be deemed to exist between the Parties or any of their affiliates unless and until final definitive agreements with respect to the Proposed Transactions have been executed and delivered and only thereafter as and to the extent specified therein.  The Parties hereby acknowledge and agree that (a) the terms in this Term Sheet do not contain all material terms to be negotiated as part of the Definitive Agreements or otherwise with respect to the Proposed Transactions, (b) no oral agreement, public or private statements or course of conduct or dealings between the Parties and/or their affiliates may be introduced as evidence that there exists any binding contract or commitment or a joint venture or partnership between the Parties with respect to any of the transactions contemplated hereby, other than the Binding Provisions, (c) neither Party and/or any of its affiliates may bring any claim or action against the other Party and/or any of its affiliates and/or any of their officers, directors, employees, consultants or advisors as a result of a failure to agree on or enter into any Definitive Agreements, or as a result of a termination of this Term Sheet and (d) neither Party shall be justified in relying on any provision of this Term Sheet (other than the Binding Provisions), in connection with the transactions hereby.

STRICTLY PRIVATE AND CONFIDENTIAL
Company Authorization of Term Sheet and Enforceability of Binding Provisions:
Each Party represents and warrants to the other Party  that it  has all requisite power and authority to execute and deliver this Term Sheet, to consummate the transactions contemplated by the Binding Provisions and to perform all the terms and conditions of the Binding Provisions to be performed by such Party  The execution and delivery of this Term Sheet, the performance of all terms and conditions contained in the Binding Provisions to be performed by the Company and the consummation of the transactions contemplated by the Binding Provisions, including the issuance and delivery of the Preliminary Shares to the Investor (if the Preliminary Shares are issued), have been duly authorized and approved by all requisite corporate action on the part of the Company.  This Term Sheet has been, and upon execution and delivery by the Parties of this Term Sheet, will be, duly executed and delivered by each Party and the Binding Provisions constitute the valid and binding obligations of each Party enforceable against the other Party  in accordance with the terms of such Binding Provisions, except as such enforceability may be limited to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general equitable principles.

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STRICTLY PRIVATE AND CONFIDENTIAL
The undersigned hereby acknowledge and accept the terms of the Term Sheet and intend to be bound solely by the Binding Provisions of this Term Sheet as set forth above.

COMPANY:

RARE ELEMENT RESOURCES LTD.

By	/s/ Randall J. Scott
Name:	Randall J. Scott
Title:	President and CEO

INVESTOR:

GENERAL ATOMICS URANIUM RESOURCES, LLC

By	/s/ David I. Roberts
Name:	David I. Roberts
Title:	CEO and President